SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida 33431

telephone (561) 362-9595
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jim@swblaw.net

February 12, 2010

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	H. Christopher Owings, Assistant Director
Bill Thompson, Accounting Branch Chief
Ta Tanisha Meadows, Staff Accountant

Re:	China Logistics Group, Inc. (the "Company")
Amendment No. 3 to the Registration Statement on Form S-1
File No. 333-151783
Form 10-K/A for the fiscal year ended December 31, 2008
Filed September 29, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Filed August 19, 2009
File No. 0-31497

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated October 28, 2009.  The Company has filed the following documents in response to the staff’s comments:

Annual Report on Form 10-K/A (Amendment No. 4) for the year ended December 31, 2007 (the “Amended 2007 10-K”);
•	Form 10-Q/A (Amendment No. 2) for the quarter ended March 31, 2009 (the “Amended March 2009 10-Q”);
•	Form 10-Q/A (Amendment No. 1) for the quarter ended June 30, 2009 (the “Amended June 2009 10-Q”);
•	Form 10-Q/A (Amendment No. 1) for the quarter ended September 30, 2009 (the “’Amended September 2009 10-Q”);
•	Form 8-K filed February 11, 2010; and
•	Amendment No. 4 to the Registration Statement on Form S-1 (“S-1 Amendment No. 4”).

       In furtherance to our correspondence of December 22, 2009 and subsequent conversations with Mr. Thompson and Ms. Meadows, following are the Company’s responses to the staff’s comments contained in its letter October 28, 2009 comment letter.  Under separate cover the Company will provide Ms. Meadows with courtesy copies of these filings, marked to show changes and keyed to the staff’s comments.

Amendment No. 3 to Form S-1 Filed October 9, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1.	Please include net income in the table of consolidated operating results for the interim periods presented on page 21.

RESPONSE:  The table of consolidated operating results for the interim periods which appears within MD&A has been expanded in S-1 Amendment No. 4 to include the additional requested disclosure.  Please see page 21.

2.	Please include a discussion and analysis of other income and expense for the interim periods presented.

RESPONSE:  A discussion and analysis of other income and expense for the interim periods presented has been included S-1 Amendment No. 4 on page 22, as well as in the Amended March 2009 10-Q and the Amended June 2009 10-Q and the discussion in the Amended September 2009 10-Q has been expanded.

3.	Please include a discussion and analysis of foreign income taxes for each period presented.

RESPONSE A discussion and analysis of foreign income taxes for each period presented has been included in the S-1 Amendment No. 4 (page 22) as well as the Amended March 2009 10-Q and the Amended June 2009 10-Q and the discussion in the Amended September 2009 10-Q has been revised.

Critical Accounting Policies, page 27

4.	We note that changes in your estimate of the allowance for doubtful accounts resulted in credits to bad debt expense for the interim periods of fiscal 2008 rather than fiscal 2009. Please revise.

RESPONSE:  This typographical error has been corrected in the S-1 Amendment No. 4; please see page 28.

Recent Accounting Pronouncements, page 28

5.
We reviewed your response to comment six in our letter dated July, 23, 2009 and the revisions to your disclosure.  You provided the disclosure required by SFAS 165 in Note 11 to the unaudited financial statements included in the filing.  Please revise your disclosure to clarify that you adopted the statement.  Similarly revise your disclosure in Note 4 to the unaudited financial statements.

RESPONSE:  As set forth in our December 22, 2009 correspondence, the S-1 Amendment No. 4 has been revised to clarify that the Company adopted SFAS 165.  Please see page 29.

Our Business, page 28

Properties, page 35

6.
We note your response to comment seven in our letter dated July 23, 2009.  Please disclose whether the lease with Mr. Chen is on terms that are at least as favorable to the company as would be available from an unaffiliated party.

RESPONSE:  As The S-1 Amendment No. 4 has been revised to add the additional disclosure in response to this comment.  Please see page 37.

Certain Relationships and Related Transactions, page 39

7.	Please correct the apparent typographical error in the second paragraph on page 39, or advise. It appears the word should be “agreement” and not “argument.”

RESPONSE:   The S-1 Amendment No. 4 has been revised to correct this typographical error by substituting the work “agreement” for “argument”.  Please see page 42.

 Unaudited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

8.
The indirect or reconciliation method of reporting net cash flow from operating activities required by paragraph 28 of SFAS 95 should begin with net income or loss rather than net income or loss attributable to China Logistics Group, Inc. Please revise.

RESPONSE:  As set forth in our December 22, 2009 correspondence, the Consolidated Statements of Cash Flows included in the financial statements appearing in Amendment No. 4 to the S-1 have been revised to begin with net income rather than net income or loss attributable to China Logistics Group, Inc. Please see page F-4 and F-29.  In addition, the Amended March 2009 10-Q and Amended June 2009 10-Q have been revised to correct the presentation on the statement of cash flows in each of these reports.

Notes to Unaudited Consolidated Financial Statements, page F-5

Note 6- Stockholders’ Equity, page F-14

2008 Unit Offering, page F-14

9.
We note your disclosure of the anti-dilution protections contained in the subscription agreement for the 2008 Unit Offering.  Please provide us with your evaluation as to whether the warrants are indexed to your own stock using the two-step approach in EITF 07-5.  It appears the warrants are not indexed to your own stock because the exercise price is subject to adjustment and that you should have applied the guidance in EITF 07-5 as of the beginning of the period. Refer to Example 8 in EITF 07-5.

RESPONSE:  The Company acknowledges that the warrants issued in connection with the subscription agreement for the 2008 Unit Offering do not meet the scope exception under paragraph 11(a) of Statement 133 (FASB ASC 815-10-15-74); more specifically, Example 8 in EITF 07-5 appears to be similar enough to render the conclusion that the warrants are not considered indexed to the Company’s own stock.  The Company also acknowledges that a change in accounting principle is necessary upon adoption of EITF 07-05 on January 1, 2009 and that the retroactive cumulative effect adjustments are deemed material to its consolidated financial statements upon the adoption of EITF 07-5. Accordingly, the Company has restated the financial statements included in the Amended March 2009 10-Q and Amended June 2009 10-Q to properly record common stock purchase warrants which were not indexed to the Company’s stock as a derivative liability at January 1, 2009 upon adoption of EITF 07-05 and properly record the subsequent accounting for the changes in the fair value of the associated liability at each of March 31, 2009 and June 30, 2009.  The Company has also restated the financial included in its Amended September 2009 10-Q to properly record common stock purchase warrants which were not indexed to our stock as a derivative liability at January 1, 2009 upon adoption of Derivative and Hedging Topic of the FASB ASC 815 and properly record the subsequent accounting for the changes in the fair value of the associated liability at September 30, 2009. These restated financial statements are included in the S-1 Amendment No. 4.  Please see page F-2 through F-24.

Annual Financial Statements

10.
Please revise to reflect the retrospective presentation and disclosure provisions of SFAS 160.  Refer to paragraph 5 of SFAS 160.  Similarly revise selected financial data on page 8 and your disclosures in management’s discussion and analysis of financial condition and results of operations and elsewhere throughout the document.

RESPONSE:  As set forth in our correspondence of December 22, 2009, the Company’s financial statements for the year ended December 31, 2008 which are included in the S-1 Amendment No. 4 have been revised to reflect the retrospective presentation and disclosure provisions of SFAS 160. The Company has also revised its presentation and disclosure accordingly throughout the document.  Please see pages 9, 23, 24, and F-26 through F-29.

Notes to Consolidated Financial Statements, page F-25

Note 1 ?C Summary of Business and Organization, page F-25

11.
We reviewed your response to comment 27 in our letter dated July 23, 2009.  We understand the acquisition agreement was amended to provide for the payment of additional consideration.  We also understand from your disclosure on page F-26 that it was in your long-term best interest to agree to pay Mr. Chen additional consideration, particularly as the operations of Shandong Jiajia represented all of your business and operations following the transaction.  Please tell us why Mr. Liu did not receive additional consideration as a shareholder of Shandong Jiajia.  Please also provide us with your analysis of the facts and circumstances that support accounting for the consideration as acquisition consideration as opposed to compensation, particularly since the additional consideration was not distributed to shareholders on a pro rata basis and in light of your disclosure that Mr. Chen was critical to the integration.  In addition, as previously requested, tell us why the warrants issued to Mr. Chen are properly accounted for as equity instruments during the period in which you did not have sufficient authorized shares to settle the contract.  Refer to paragraph 19 of EITF 00-19.

RESPONSE:    As indicated by our December 22, 2009 correspondence, the Balance Sheet at December 31, 2007 contained in the Amended 2007 10-K has been restated to reflect the additional acquisition consideration as a liability.

Note 2- Restatement of Financial Statements, page F-27

12.
Please disclose the adjustments to additional paid-in capital and accumulated deficit in the table of balance sheet data for 2007.  In addition, we note that total current liabilities, basic and diluted income (loss) per common share and basic and diluted weighted average shares outstanding in the 2007 tables differ from the financial statements.  Please revise.

RESPONSE:   The Company has previously provided the text of the revisions to Note 2 in response to this comment in our December 22, 2009 correspondence.  These revisions are included in the S-1 Amendment No. 4 to the S-1 on pages F-34 and F-35 .

Note 6- Convertible Note Payable- David Aubel, Related Party, page F-37

13.
We reviewed your response to comment 32 in our letter dated July 23, 2009, and it is still unclear to us how the restatement affected your financial statements.  We understand that embedded conversion features were properly accounted for as derivatives until the notes were modified in connection with the reverse recapitalization transactions.  Please tell us whether our understanding is correct or whether you restated the historical financial statements of the legal acquirer in accounting for the transaction.  Please also tell us the entries you made to correct the accounting accorded to the convertible notes in the restatement of your financial statements.  In addition, tell us the discounts recorded to equity and immediately recognized in earnings with respect to beneficial conversion features embedded in the convertible notes for each period presented.  We may have further comment regarding your disclosures after reviewing your response.

RESPONSE:   This information requested by comment has been previously provided to the staff by the Company in our December 22, 2009 correspondence.

Note 14- Commitments, page F-47

14.	As previously requested, please disclose rent expense for each year presented with separate amounts for minimum rentals, contingent rentals and sublease rentals. Refer to paragraph 16 of SFAS 13.

RESPONSE:  The financial statements included in the S-1 Amendment No. 4 have been revised to include the requested additional disclosure.  Please see page F-51.

Form 10-K/A for Fiscal Year Ended December 31, 2008

15.	Please address the above comments in future annual reports to the extent applicable

RESPONSE:  The Company acknowledges that it will address all comments in future annual reports to the extent applicable.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

16.	Please address the above comments in future interim filings to the extent applicable.

RESPONSE: The Company acknowledges that it will address all comments in future interim filings to the extent applicable.

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc: Mr. Wei Chen
Sherb & Co., LLP